Via EDGAR

January 10, 2018

Mr. John P. Nolan

Senior Assistant Chief Accountant

Office of Financial Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

RE:	SEC Comment Letter regarding Union Bankshares Corporation Form 10-K for the Fiscal Year Ended December 31, 2016 Filed February 28, 2017 Form 8-K Filed October 18, 2017 File No. 000-20293

Dear Mr. Nolan:

On behalf of Union Bankshares Corporation (the “Company”), I submit this letter containing the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in your letter to me dated December 21, 2017 (the “Comment Letter”). For your reference, we have included each of your comments in this letter in italics followed by our response to the comment.

December 31, 2016 Form 10-K

Non-GAAP Measures, page 54

1.	We note your presentations of Core Net Interest Income FTE and Core Net Interest Margin exclude the impact of purchase accounting. It appears that disclosing financial metrics simply excluding the impact of purchase accounting represents an individually tailored recognition and measurement method which could result in a misleading financial metric that violates Rule 100(b) of Regulation G. Please refer to Question 100.04 of the Compliance and Disclosure Interpretations for guidance. Therefore, in future filings, please do not disclose financial metrics that exclude the impact of purchase accounting.

The Company included the Core Net Interest Income and Core Net Interest Margin in prior filings to provide additional information to investors regarding the impact of purchase accounting accretion on the Company’s net interest income and net interest margin. The Company routinely reviews the use of non-GAAP measures to ensure compliance with Regulation G, Item 10(e) of Regulation S-K, and the Commission’s guidance in the Compliance and Disclosure Interpretations. During 2017, based on our internal review of our non-GAAP measures and review of recent industry specific comments from the Staff, the Company discontinued the use of these non-GAAP measures starting with the Form 8-K filed on October 18, 2017 regarding the Company’s financial results as of and for the periods ended September 30, 2017. The Company acknowledges the Staff’s comment and the Company will continue to exclude from its future filings with the Commission any non-GAAP financial metrics that exclude the impact of purchase accounting adjustments.

2.	We note your presentations of Adjusted ALL and ALL Ratio, adjusted for acquisition accounting, add the remaining fair value mark on acquired performing loans to the GAAP allowance for loan losses. These measures represent an individually tailored recognition and measurement method which could result in a misleading financial metric that violates Rule 100(b) of Regulation G since the ratios imply that the principal loss discounts are available to absorb credit losses on non-acquired loans. Please refer to Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures for guidance. Therefore, in future filings, please do not disclose financial metrics that add back the fair value mark on acquired loans.

The Company included the adjusted allowance for loan losses (“ALL”) and the ALL ratio, adjusted for acquisition accounting in prior filings to provide to investors additional information about the Company’s credit loss exposure. During 2017, based on our internal review of our non-GAAP measures and review of recent industry specific comments from the Staff, the Company discontinued the use of these non-GAAP measures starting with the Form 8-K filed on July 19, 2017 regarding the Company’s financial results as of and for the periods ended June 30, 2017. The Company acknowledges the Staff’s comment and, consistent with the approach taken in the Company’s filings subsequent to July 19, 2017, will not adjust the GAAP ALL or the GAAP ALL ratio for remaining fair value marks on acquired performing loans. In addition the Company will otherwise not disclose financial metrics that add back the fair value mark on acquired loans.

Form 8-K Filed October 18, 2017

3.	In your earnings press release you present the non-GAAP financial measures, net operating earnings and operating earnings per share prior to the comparable GAAP measures. This causes your non-GAAP measures to be more prominent than the most directly comparable GAAP measures. In future filings, please revise your disclosure to provide equal or greater prominence of the comparable GAAP measures. Refer to Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures for guidance.

The Company acknowledges the Staff’s comments and will ensure that non-GAAP measures in future filings will receive no greater prominence than the comparable GAAP measure.

The Company believes the foregoing provides a complete response to the Comment Letter. If you have any additional questions or comments, you may reach me at (804) 633-5031.

Yours very truly,

/s/ Robert M. Gorman

Robert M. Gorman

Executive Vice President and Chief Financial Officer